Exhibit 99.1

Puxin Limited to Hold Annual General Meeting on Dec 19, 2019

BEIJING, November 15, 2019 – Puxin Limited (NYSE: NEW) ("Puxin" or the "Company"), a successful consolidator of the after-school education industry in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, People’s Republic of China on December 19, 2019 at 9:00 a.m. – 11:00 a.m. (Beijing Time).

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 18, 2019.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

About Puxin Limited

Puxin Limited (NYSE: NEW) ("Puxin" or the "Company") is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China.

For more information, please contact:

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

SOURCE Puxin Limited

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